1934 Act Registration No. 1-14700
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
For the month of October 2010
Taiwan Semiconductor Manufacturing Company Ltd.
(Translation of Registrant’s Name Into English)
No. 8, Li-Hsin Rd. 6,
Hsinchu Science Park,
Taiwan
(Address of Principal Executive Offices)
     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F ☑          Form 40-F ☐
     (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
Yes ☐          No ☑
(If “Yes” is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82:                     .)

TSMC September 2010 Sales Report
Hsinchu, Taiwan, R.O.C. —October 8, 2010 — TSMC (TWSE: 2330, NYSE: TSM) today announced its net sales for September 2010: On an unconsolidated basis, net sales were approximately NT$36.65 billion, an increase of 0.4 percent over August 2010 and an increase of 30.8 percent over September 2009. Revenues for January through September 2010 totaled NT$300.12 billion, an increase of 52.5 percent compared to the same period in 2009.
On a consolidated basis, net sales for September 2010 were approximately NT$ 37.64 billion, an increase of 0.7 percent over August 2010 and an increase of 30.1 percent over September 2009. Revenues for January through September 2010 totaled NT$309.4 billion, an increase of 51.9 percent compared to the same period in 2009.
TSMC Sales Report (Unconsolidated):

			(Unit: NT$ million)
Net Sales	2010*	2009	Increase (Decrease) %
September	36,653	28,024	30.8
January through September	300,117	196,747	52.5

*	Year 2010 figures have not been audited.
TSMC Sales Report (Consolidated):

			(Unit: NT$ million)
Net Sales	2010*	2009	Increase (Decrease) %
September	37,638	28,936	30.1
January through September	309,396	203,648	51.9

*	Year 2010 figures have not been audited.

TSMC Spokesperson:	TSMC Acting Spokesperson:	For Further Information:

Lora Ho	Elizabeth Sun	Michael Kramer	Ophelia Chang
Senior VP & CFO	Director	Principal Specialist	Specialist
Tel: 886-3-566-4602	Corporate Communication	PR Department	PR Department
	Division	Tel: 886-3-563-6688	Tel: 886-3-563-6688
	Tel: 886-3-568-2085	Ext. 7126216	Ext. 7125786
	Mobile: 886-988-937999	Mobile: 886-926-026632	Mobile: 886-988-930039
	E-Mail: elizabeth_sun@tsmc.com	E-Mail: pdkramer@tsmc.com	E-Mail: lwchangj@tsmc.com

Taiwan Semiconductor Manufacturing Company Limited
October 8, 2010
This is to report the changes or status of 1) sales volume, 2) funds lent to other parties,
3) endorsements and guarantees, and 4) financial derivative transactions for the period of September 2010.
1) Sales volume (in NT$ thousand)

Period	Items	2010	2009
September	Net sales	36,652,584	28,024,082
Jan.-Sept.	Net sales	300,117,331	196,746,523
2) Funds lent to other parties: None
3) Endorsements and guarantees: None
4) Financial derivative transactions (in NT$ thousand)
TSMC
Hedging purpose (for assets / liabilities denominated in foreign currencies)

		Futures	Forward	Swap	Single Option		Combined Option		Others
					Sell	Buy	Sell	Buy
Margin Payment		—	—	—	—	—		—	—
Premium Income (Expense)		—	—	—	—	—		—	—
Outstanding Contracts	Notional Amount	—	6,790,968	2,830,540	—	—	—	—	—
	Mark to Market Profit/Loss	—	(70,289)	11,142	—	—		—	—
	Unrealized Profit/Loss	—	(70,289)	(170,600)	—	—		—	—
Expired Contracts	Notional Amount	—	43,347,121	201,482,856	—	—	—	—	—
	Realized Profit/Loss	—	221,134	175,931	—	—		—	—
TSMC’s subsidiaries
Hedging purpose (for assets / liabilities denominated in foreign currencies)

		Futures	Forward	Swap	Single Option		Combined Option		Others
					Sell	Buy	Sell	Buy
Margin Payment		—	—	—	—	—		—	—
Premium Income (Expense)		—	—	—	—	—		—	—
Outstanding Contracts	Notional Amount	—	27,773	—	—	—	—	—	—
	Mark to Market Profit/Loss	—	(1,210)	—	—	—		—	—
	Unrealized Profit/Loss	—	11	—	—	—		—	—
Expired Contracts	Notional Amount	—	2,070,040	—	—	—	—	—	—
	Realized Profit/Loss	—	(391)	—	—	—		—	—

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Taiwan Semiconductor Manufacturing Company Ltd.
Date: October 8, 2010	By	/s/ Lora Ho
Lora Ho
Vice President & Chief Financial Officer